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Exhibit 12.1

Transocean Partners LLC and Subsidiaries(a)
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Historical
	Six months ended June 30,	Years ended December 31,
	2015	2014(b)	2013(b)	2012(b)
Earnings:
Income before income tax expense	$71.3	$235.0	$212.1	$278.5
Less:
Capitalized interest	—	—	—	—
Equity in earnings (losses) of unconsolidated affiliates	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	37.6	47.9	—	—
Add:
Fixed charges (see below)	0.8	0.7	—	—
Amortization of capitalized interest	3.2	5.7	5.7	5.7
Distribution of earnings in unconsolidated affiliates	—	—	—	—

Earnings, as adjusted	$37.7	$193.5	$217.8	$284.2

Fixed Charges:
Rent expense	0.2	0.2	—	—

Estimated interest portion of rent expense	0.1	0.1	—	—
Interest expense, net of capitalized interest and including amortization of debt issue cost and debt discount or premium(c)	0.7	0.6	—	—
Capitalized interest	—	—	—	—

Total fixed charges	$0.8	$0.7	$—	$—

Ratio of earnings to fixed charges(d)	47.1	276.4

(a)
As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. Among other exemptions, these include the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of an initial public offering of common equity securities and the reporting of incremental years in the succeeding years for purposes of providing selected financial data and earnings to fixed charges ratios.

(b)
For the periods prior to August 5, 2014, the date we completed our formation transactions and initial public offering, the ratio of earnings to fixed charges is calculated based on the combined financial information of the Transocean Partners LLC Predecessor (the "Predecessor"). The Predecessor represents 100 percent of the combined results of operations, assets and liabilities of the drilling units in the fleet (the "Predecessor Business"). Such combined financial information was derived from Transocean Ltd.'s accounting records and has been prepared as if the Predecessor Business had been combined for all such periods presented. The Predecessor did not incur fixed charges for any period prior to August 5, 2014.

(c)
Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and we did not recognize any such interest expense in the periods presented.

(d)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" is the amount resulting from adding (a) income from continuing operations before income tax expense, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed earnings of unconsolidated affiliates; and then subtracting (a) capitalized interest, (b) equity in earnings or losses of unconsolidated affiliates, and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" is the amount resulting from adding (a) interest expense, (b) amortization of debt discount or premium, (c) capitalized interest and (d) an estimate of the interest component of rent expense.

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  Exhibit 12.1
Transocean Partners LLC and Subsidiaries(a) Computation of Ratio of Earnings to Fixed Charges (In millions, except ratio amounts)